

February 14, 2014

<u>Via facsimile</u>
Mr. Robert R. McEwen
Chairman of the Board and
  Chief Executive Officer
McEwen Mining, Inc.
181 bay Street Suite 4750
Toronto, Ontario
Canada M5J 2T3

> **Re:** **McEwen Mining, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 11, 2013**
> **Amendment No. 1 to Form 8-K**
> **Filed April 4, 2012**
> **Correspondence dated January 28, 2014**
> **File No. 001-33190**

Dear Mr. McEwen:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Products, page 5

1.   We note your response to comments 1 and 2 along with your proposed disclosure as found in Schedules A and B. Please incorporate these proposals into your document and file your amended Form 10-K.

Comment No. 9 from correspondence dated December 13, 2013

Note 8 Investments in Minera Santa Cruz S.A. ("MSC") — San José Mine, page 86

2.   We acknowledge your inquiries surrounding Rule 3-09 of Regulation S-X and the requirement to provide stand-alone financial statements for MSC, your significant equity method investee. The staff would not object if management were to provide stand-alone financial statements for MSC presented in accordance with IFRS as issued by the IASB. The staff would also not object if management elects to provide the required MSC financial statements for the year ended December 31, 2013 by amendment to its Form 10-K within six months after the end of the registrant's fiscal year, or June 30, 2014, pursuant to the provisions in Rule 3-09(b)(1) of Regulation S-X. As it relates to the registrant's Form 10-K for the year ended December 31, 2012 the staff recommends filing an amendment to include stand-alone MSC financial statements for the year ended December 31, 2012 as soon as reasonably practicable. Further, it appears to us that sales of securities under shelf registration statements should be suspended until the 2012 Form 10-K is brought into compliance. Please tell us whether you have sold any securities during the period from the date of filing the 2012 Form 10-K to date.

3.   We note the Form S-3 filed June 18, 2012 incorporates by reference the Forms 8-K (initial and amended) relating to the acquisition of Minera Andes. However, until 2014, the audit report covering the financial statements was unsigned and KPMG's consent is still limited to its audit of McEwen's financial statements. Please tell us how these discrepancies affect any potential sales of securities under the Form S-3.

       You may contact Brian McAllister at (202) 551-3341 if you have questions regarding the financial statements and related matters. You may contact George Schuler at (202) 551-3718 if you have any questions regarding engineering or related matters. Please contact me at (202) 551-3871 with any other questions.

                                        Sincerely,

                                        /s/ Craig Arakawa for

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining